UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Victor Andreu Mansur Farinassi
Name: Victor Andreu Mansur Farinassi
Title: Chief Financial Officer

Date: May 20, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 20, 2025 – XP Inc. Reports First Quarter 2025 Financial Results.
99.2	XP Inc. – 1Q25 Earnings Presentation.